Mail Stop 6010

May 15, 2007

Samuel R. Saks, M.D.
Chief Executive Officer
Jazz Pharmaceuticals, Inc.
3180 Porter Drive
Palo Alto, California 94304

Re: Jazz Pharmaceuticals, Inc.
Amendment No. 2 to Form S-1 Registration Statement
File No. 333-141164

Dear Dr. Saks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary – page 1

1.   In the carryover paragraph at the top of page 3 you refer to "proof of concept clinical trials." Please explain what this term refers to.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Critical Accounting Policies and Significant Judgments and Estimates, page 42

Stock-Based Compensation, page 55

Change in Accounting Principle – Stock Based Compensation Under SFAS 123R, page 56

Common Stock Fair Value, page 57

2.   With respect to prior comment number twenty six, please expand your disclosures here to:

   a.   Quantitatively disclose how the enterprise value was estimated and changed at each valuation date.

   b.   Tell us, and elaborate on how the "comparison group utilized for the market approach was modified to reflect business developments at comparable companies" was considered in your reassessment of the estimated valuation.

   c.   Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price. See paragraph 182(b) of the AICPA Practice Aid.

3.   Please refer to your response to our prior comment number twenty seven. Because you state that you used the assistance of an independent valuation specialist, we still believe that naming the expert and including a consent is required. Please revise your disclosure to name the expert and make reference to them in the "Experts" section of the document and provide the written consent this independent valuation specialist, or revise your disclosure to remove all references to the independent valuation specialist. Refer to Securities Act Rule 436. This comment also applies to our prior comment number 40.

4.   Disclose the intrinsic value of vested and unvested options outstanding based on the estimated IPO price as required by paragraph 180 of the AICPA Practice Aid.

14. Stock-Based Compensation, page F-27

5.   Refer to your response to our prior comment 42. Please demonstrate how you determined that the companies considered were comparable given your size and stage of

development. Tell us the names of the companies that you considered in your analysis. This comment also applies to our prior comment number 26.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tabatha Akins at 202-551-3658 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Suzanne Sawochka Hooper, Esq.
       Cooley Godward Kronish LLP
       Five Palo Alto Square
       3000 El Camino Real
       Palo Alto, California 94306-2155